UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.
(Translation of Registrant's name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
                 Garza García, Nuevo León, México 66265
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Explanatory Note

This Amendment No. 1 on Form 6-K/A to the Form 6-K of CEMEX, S.A.B. de C.V., which was furnished to the U.S. Securities and Exchange Commission on April 22, 2013 (the “Original Form 6-K”), corrects certain typographical errors in the Original Form 6-K. The Original Form 6-K is amended and restated in its entirety as set forth below:

On Friday, April 19, 2013, CEMEX, S.A.B. de C.V. ("CEMEX") (NYSE: CX) announced that it will be reporting its 2013 first quarter results on Friday, April 26, 2013. CEMEX will host a conference call and webcast presentation on this same date at 10:00 a.m. Eastern Time to discuss the results. The live presentation can be accessed at www.cemex.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	April 22, 2013	By:	/s/ Rafael Garza
			Name:	Rafael Garza
			Title:	Chief Comptroller